Exhibit 97
As adopted January 28, 2025

ALLEGIANT TRAVEL COMPANY
EXECUTIVE COMPENSATION CLAWBACK POLICY

Statement of Policy
This Policy has been adopted by the Board of Directors (the “Board”) of Allegiant Travel Company (the “Company”) effective as of the date indicated above and shall apply to compensation paid to executive officers after October 2, 2023. This Policy shall supersede the Company’s “Policy Relating to Recovery of Erroneously Awarded Compensation” approved as of December 1, 2023 but acknowledging that the previously approved “Executive Compensation Recoupment Policy” adopted by the Board on April 26, 2016 shall remain in effect for compensation paid to executive officers prior to October 2, 2023.
The Compensation Committee (the “Committee”) of the Board has determined that it is in the best interests of the Company and its stockholders for the Board to adopt this Compensation Clawback Policy (“Policy”) effective as of January 28, 2025. This Policy applies to Covered Persons (as defined below) and is intended to be fair in terms of balancing both the need to provide certainty regarding compensation and the need to provide accountability when circumstances arise that make the award or payment of such compensation unjustified.

Section 1.     Clawback Triggering Events and Covered Persons
A.     Clawback as a Result of Financial Restatement.
(1)     The Company shall, except as otherwise provided by Section 2, require the reasonably prompt return, repayment or forfeiture of any erroneously-awarded Incentive-Based Compensation received by any Covered Person (as defined below) if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, regardless of if or when restated financial statements are filed by the Company (a “Financial Restatement Clawback”). For these purposes, Incentive-Based Compensation (which may be in the form of cash or equity, variable compensation, bonus or similar compensation) is compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure (i.e., any measure that is determined and presented in accordance with generally accepted accounting principles in the United States) or any measure that is derived wholly or in part from such measures, as well as the Company’s stock price and total stockholder return, but excluding: (i) equity awards that vest exclusively upon completion of a specified employment period or based on operational (as opposed to financial) metrics without any financial performance condition, and (ii) bonus awards that are discretionary or based on subjective goals, operational goals or other goals unrelated to financial reporting measures. A financial reporting measure need not be presented within the financial statements or included within a filing with the Securities and Exchange Commission (the “SEC”).
(2)     For all purposes of this Policy, “Covered Person” shall mean any current or former “executive officer” of the Company. The term “executive officer” includes the Company’s chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy shall be consistent with those executive officers identified in the Company’s proxy statement.
(3)     The Financial Restatement Clawback shall apply to Incentive-Based Compensation received by a Covered Person (i) after beginning service as an executive officer, (ii) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation, and (iii) during the three completed fiscal years immediately preceding the date the Company is required to prepare an accounting restatement described in paragraph (1) above. For these purposes, the date the Company is required to prepare an accounting restatement as described above shall be the earlier of (A) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in paragraph (1) above, and (B) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement as described in paragraph (1) above. Incentive-Based Compensation shall be deemed received in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment, grant or vesting of the Incentive-Based Compensation occurs after the end of that period. Notwithstanding the lookback period described above, the Company shall only be required to effect a Financial Statement Clawback for Incentive-Based Compensation received on or after October 3, 2023, the effective date of Nasdaq Listing Standard Rule 5608.
(4)     A Financial Statement Clawback shall be required, except as otherwise provided by Section 2, regardless of whether the Covered Person or any other person was at fault or responsible for accounting errors that contributed to the need for the accounting restatement or engaged in any misconduct in that regard.
B. Clawback as a Result of Misconduct.
(1)     The Company has the discretion to require, to the extent legally permitted, the return, repayment or forfeiture of any Incentive-Based Compensation (which may be in the form of cash or equity, variable compensation, bonus or similar compensation) awarded or paid to any Covered Person if the Company determines that such Covered Person: (i) participated in a fraud or willful misconduct; (ii) intentionally committed a significant federal or state law violation; (iii) committed a willful breach of a significant Company policy, including a significant violation of the Company’s Code of Ethics and Business Conduct (as in effect from time to time), or (iv) embezzled or misappropriated funds or property of the Company that, in the case of each of clauses (i), (ii), (iii) and (iv), materially adversely affects the business, financial condition, profits, property or reputation of the Company or its subsidiaries or affiliates (a “Misconduct Clawback”). The Company also has the discretion to require a Misconduct Clawback in circumstances in which a Covered Person had supervisory authority over a person engaging in the misconduct described above and knew of, or was willfully blind to, the misconduct. For purposes of this paragraph, an act, or failure to act, on the Covered Officer’s part shall not be considered “willful” if done, or omitted to be done, by the Covered Officer in good faith and with reasonable belief that the Covered Officer’s action or omission was in the best interest of the Company. Any determination of the occurrence or non-occurrence of a Covered Event for purposes of this Policy shall be made by the Committee in its sole discretion.
(2)     If the Committee concludes that a Covered Person has engaged in conduct giving rise to a Misconduct Clawback within the thirty-six (36) months following the award, payment or vesting of any compensation (including any Incentive-Based Compensation) (the “Misconduct Lookback Period”),

subject to Section 2 of this Policy, the Committee may, in its sole discretion and to the extent legally permitted, direct the Company to seek recovery of any amount of such Incentive-Based Compensation awarded, paid or vested for the performance or vesting period in which such misconduct occurred. In addition, subject to Section 2 of this Policy, the Company shall, if directed by the Committee and to the extent legally permitted, provide for the forfeiture of any such Incentive-Based Compensation awarded within the Misconduct Conduct Lookback Period that has yet to be settled, paid, or become vested, as applicable.
C.     Calculation of Recoverable Amount
(1)     The amount required to be returned, repaid or forfeited in the event of a Financial Restatement Clawback shall be the amount of Incentive-Based Compensation that was received by the Covered Person in excess of the amount that otherwise would have been received had it been determined based on the restated amounts, and without regard to any taxes paid or withheld. For Incentive-Based Compensation based on stock price or total stockholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee shall determine the amount to be recovered based on a reasonable estimate of the accounting restatement impact on the stock price or total stockholder return upon which the Incentive-Based Compensation was received, and the Company shall document the determination of that reasonable estimate and provide the documentation to the Nasdaq Stock Exchange (“Nasdaq”) as required.
(2)     The amount required to be returned, repaid or forfeited in the event of a Misconduct Clawback shall be such amount of Incentive-Based Compensation (which may be in the form of cash or equity, other variable compensation, bonus, severance, or sign-on compensation) as determined in the sole discretion of the Committee, which may be up to 100% of such Incentive-Based Compensation awarded or otherwise received by the Covered Person. For the avoidance of doubt, the Company may require a Misconduct Clawback even if the misconduct did not result in the award or payment of an amount greater than what the Covered Person would have received absent such misconduct. In evaluating whether to require a Misconduct Clawback and the determination of the recoverable amount, the Committee may consider such factors as it deems relevant and appropriate, which factors may include but are not limited to the seriousness of the violation, whether the Covered Person benefitted from the violation, and whether asserting the Misconduct Clawback would prejudice the Company’s interests in any way.

Section 2.     Exceptions
The Committee (or a majority of independent directors serving on the Board in the Committee’s absence) may determine not to seek recovery from a Covered Person in connection with a Financial Restatement Clawback or Misconduct Clawback in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (1) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (after the Company has made a reasonable and documented attempt to recover the erroneously awarded Incentive-Based Compensation and provided corresponding documentation of such attempt to Nasdaq as required), (2) recovery would violate the home country law that was in effect prior to November 28, 2022, as determined by an opinion of home country counsel, acceptable to Nasdaq, that is provided to Nasdaq as required, or (3) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

Section 3. Miscellaneous Provisions
A.    Administration
The Committee shall be responsible for making all determinations under this Policy with respect to any Covered Person.
The Committee shall make all determinations regarding the application and operation of this Policy in its sole discretion, and all such determinations shall be final and binding. Further, the exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company may have with respect to any Covered Person, including disciplinary action and termination of employment. In addition, the recovery of any compensation under this Policy shall not give rise to any person’s right to voluntarily terminate employment for “good reason” or due to a “constructive termination” (or any similar term of like effect) under any plan, program, policy or agreement of the Company.
Decisions made pursuant to this Policy may be made in conjunction with, or separate and apart from, other compensation recoupment programs of the Company. The Committee may seek recovery pursuant to this Policy in any manner that it chooses, including direct reimbursement by the Covered Person of cash or shares of Company common stock, withholding unpaid compensation, or canceling unvested awards.
This Policy shall be filed as an exhibit with the Company’s annual report on Form 10-K to the extent required by and in accordance with the SEC’s requirements. The Company will disclose any recovery of compensation pursuant to this Policy as required by the rules of the SEC, as required by the Nasdaq Listing Standards, and in such additional circumstances as deemed appropriate by the Company.
The Committee shall have the authority to amend, change and interpret the terms of this Policy at any time for any reason, including as required to comply with the rules of the SEC and the Nasdaq Listing Standards.
B.     Successors
The Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, executors, administrators, and other legal representatives.
C.     No Indemnification or Reimbursement
The Company shall not indemnify any Covered Person against the loss of any compensation effected pursuant to this Policy, and any purported indemnification shall be null and void ab initio. The Company shall not pay or reimburse the premium for any insurance policy obtained to cover any losses incurred by any Covered Person under this Policy.
D. Effectiveness
This Policy is effective as of the date indicated above. The Company shall comply with this Policy for all Incentive-Based Compensation received by Covered Persons on or after October 2, 2023. The Company shall provide the disclosures required by the applicable Nasdaq rules and in the applicable filings with the SEC. Notwithstanding the foregoing, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.